As filed with the U.S. Securities and Exchange Commission on December 7, 2012

 Registration No.  333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

Banco Santander, S.A.
(Exact name of issuer of deposited securities as specified in its charter)

Kingdom of Spain
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

1 Chase Manhattan Plaza, Floor 58, New York, NY, 10005-1401
Telephone (800) 990-1135
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________

Banco Santander, S.A.
New York Branch
45 E. 53rd St.
New York, New York 10022
Attn. James H. Bathon, Legal Counsel
(212) 350-3500
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466
☒	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share of Banco Santander, S.A.	500,000,000 American Depositary Shares	$0.05	$25,000,000	$3410
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) filed herewith as Exhibit (a)(4) to this Registration Statement, which is incorporated herein by reference.

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name of Depositary and address of its principal executive office		Face, introductory paragraph and final sentence on face

(2)	Title of ADR and identity of deposited securities		Face, top center and introductory paragraph

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face, introductory paragraph

	(ii)	Procedure for voting, if any, the deposited securities	Reverse, paragraph (13)

	(iii)	Collection and distribution of dividends	Face, paragraphs (4), (5) and (8); Reverse, paragraph (11)

	(iv)	Transmission of notices, reports and proxy soliciting material	Face, paragraph (10); Reverse, paragraph (15)

	(v)	Sale or exercise of rights	Face, paragraphs (3), (4) and (7); Reverse, paragraph (11)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face, paragraphs (3) and (7); Reverse, paragraphs (11) and (14)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Reverse, paragraphs (19) and (20) (no provision for extension)

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of holders of ADRs	Reverse, paragraph (15)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face, paragraphs (1), (2), (4), (5) and (7)

	(x)	Limitation upon the liability of the Depositary and/or the Company	Reverse, paragraph (17)

(3)	Description of all fees and charges which may be imposed directly or indirectly against the holders of ADRs		Face, paragraph (7)

Item 2.  AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)
Statement that Banco Santander, S.A. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Securities and Exchange Commission and that such reports can be inspected by holders of ADRs and copied at public reference facilities maintained by the Commission in Washington, D.C.
Face, paragraph (10)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1)
Deposit Agreement. Deposit Agreement dated as of June 1, 1987 among Banco Santander, S.A. (fka Banco Santander Central Hispano, S.A.), JPMorgan Chase Bank (fka Morgan Guaranty Trust Company of New York), as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement").  Previously filed as exhibit (a)(1) to Registration Statement No. 333-12274 which is incorporated herein by reference.

(a)(2)	Amendment No. 1 to Deposit Agreement. Previously filed as exhibit (a)(2) to Registration Statement No. 333-12274 which is incorporated herein by reference.

(a)(3)	Amendment No. 2 to Deposit Agreement. Previously filed as exhibit (a)(3) to Registration Statement No. 333-151677 which is incorporated herein by reference.

(a)(4)	Form of American Depositary Receipt. Filed herewith as Exhibit (a)(4).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on December 7, 2012.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name:	Gregory A. Levendis
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Banco Santander, S.A. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Boadilla del Monte (Madrid), Spain, on December 7, 2012.

Banco Santander, S.A.

By:	/s/ Ignacio Benjumea .
Name: Ignacio Benjumea
Title: Secretary General

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below (whether as a member of the Board of Directors or officer of Banco Santander, S.A., as authorized representative of Banco Santander, S.A. or otherwise) constitutes and appoints Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos; Mr. Alfredo Sáenz Abad, Mr. Ignacio Benjumea Cabeza de Vaca and Mr. José Antonio Álvarez Álvarez and each of them, with full power to act without the other, as his or her true and lawful attorney-in-fact and agent, each with full and several power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) and supplements to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents of each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Under the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Emilio Botín-Sanz de Sautuola y García de los Ríos	Chairman of the Board of Directors and	December 7, 2012
Emilio Botín-Sanz de Sautuola y García de los Ríos	of the Executive Committee

/s/ Fernando de Asúa Álvarez	First Vice Chairman of the Board of Directors	December 7, 2012
Fernando de Asúa Álvarez

/s/ Alfredo Sáenz Abad	Second Vice Chairman of the Board of	December 7, 2012
Alfredo Sáenz Abad	Directors and Chief Executive Officer

/s/ Matías Rodríguez Inciarte	Third Vice Chairman of the Board of Directors	December 7, 2012
Matías Rodríguez Inciarte

/s/ Manuel Soto Serrano	Fourth Vice Chairman of the Board of Directors	December 7, 2012
Manuel Soto Serrano

/s/ Ana Patricia Botín-Sáenz de Sautuola y O’Shea	Director	December 7, 2012
Ana Patricia Botín-Sáenz de Sautuola y O’Shea

Director
Javier Botín-Sáenz de Sautuola y O’Shea

/s/ Lord Burns	Director	December 7, 2012
Lord Burns

/s/ Vittorio Corbo Lioi	Director	December 7, 2012
Vittorio Corbo Lioi

/s/ Guillermo de la Dehesa Romero	Director	December 7, 2012
Guillermo de la Dehesa Romero

/s/ Rodrigo Echenique Gordillo	Director	December 7, 2012
Rodrigo Echenique Gordillo

Director
Esther Giménez-Salinas i Colomer

/s/ Angel Jado Becerro de Bengoa	Director	December 7, 2012
Angel Jado Becerro de Bengoa

/s/ Abel Matutes Juan	Director	December 7, 2012
Abel Matutes Juan

/s/ Juan Rodriguez Inciarte	Director	December 7, 2012
Juan Rodriguez Inciarte

/s/ Isabel Tocino Biscarolasaga	Director	December 7, 2012
Isabel Tocino Biscarolasaga

/s/ José Antonio Álvarez Álvarez	Chief Financial Officer	December 7, 2012
José Antonio Álvarez Álvarez

/s/ José Tejón Borrajo	Chief Accounting Officer	December 7, 2012
José Tejón Borrajo

/s/ Jorge Morán Sánchez	Authorized Representative in the	December 7, 2012
Jorge Morán Sánchez	United States

INDEX TO EXHIBITS

Exhibit Number

(a)(4)	Form of American Depositary Receipt

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

(e)	Certification under Rule 466.